SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

São Paulo, January 29, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), hereby informs that, within the context of the Chapter 11 proceedings initiated under the United States Bankruptcy Code before the U.S. Bankruptcy Court for the Southern District of New York, disclosed in the Material Event published on January 25, 2024 (“Chapter 11 Material Fact”), the Company has filed with said court certain preliminary and unaudited financial information pertaining to the period ending December 31, 2023. Considering that the documents related to this proceeding are a matter of public record, in order to ensure consistent dissemination of information to the market, the Company presents the following data.

Total of Assets (R$MM)	3Q23	4Q23 (unaudited)	% Var.
Total Assets	17,191	16,832	-2.1%
Current Assets	3,539	3,014	-14.83%
Non-Current Assets	13,652	13,818	1.21%
Total of Liabilities (R$MM)	3Q23	4Q23 (unaudited)	% Var.
Total Liabilities	17,191	16,832	-2.09%
Current Liabilities (1)	11,041	10,003	-9.40%
Non-Current Liabilities (1)	7,952	10,003	25.80%
Total Debt (Borrowings and Financings)	20,227	20,176	-0.25%
Shareholder's Equity	(22,029)	(23,350)	6.0%
(1)	Amounts are presented net of total debt, whose values are presented in a separate line

Additionally, in order to fulfill certain contractual obligations necessary to obtain the financing commitment of US$950 million, in the debtor in possession (“DIP”) modality, disclosed in the Chapter 11 Material Fact, the Company made available on its website www.voegol.com.br/ir, a presentation containing information previously shared with potential DIP investors.

The financial information provided herein is of a preliminary and unaudited, and as such, is subject to potential adjustments. The Company advises investors to exercise caution and not to rely solely on the above information for making investment decisions.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer